UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                           PETCO ANIMAL SUPPLIES, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title or Class of Securities)


                                   053323 10 1
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].

CUSIP No. 053323 10 1

        (1)     Name of Reporting Person
                S.S. or I.R.S. Identification No. of Above Person

                     Thomas H. Lee Advisors II, L.P.

        (2)     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)

                (b)  X

        (3)     SEC Use Only



        (4)     Citizenship or Place of Organization   Massachusetts

        Number of                 (5)  Sole Voting Power              -0-

        Shares Bene-
         ficially                 (6)  Shared Voting Power            -0-

        Owned by
        Each Reporting            (7)  Sole Dispositive Power         -0-

         Person
        With                      (8)  Shared Dispositive Power       -0-

        (9) Aggregate Amount Beneficially Owned by Each Reporting Person    -0-

        (10)Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)

        (11)Percent of Class Represented by Amount in Row (9)
                   0.0%

        (12)Type of Reporting Person (See Instructions)   IA

Item 1(a)       Name of Issuer:

                         Petco Animal Supplies, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                         9125 Renco Road, San Diego, California  92121

Item 2(a)       Name of Person Filing:

                         ML-Lee  Acquisition  Fund, L.P. (the "Fund") and Thomas
                         H. Lee Advisors I ("Advisors I"), each of whom may be deemed to be beneficial owners, for purposes of this
                         Schedule 13G, of the securities owned directly by the Fund; ML-Lee Acquisition Fund II, L.P. ("Fund II"), ML-Lee Acquisition Fund II, L.P. ("Fund II"), ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. (the "Retirement Fund"), Thomas H. Lee Advisors II, L.P. ("Advisors II") and T.H. Lee Mezzanine II ("Mezzanine II"), each of whom may be deemed to be beneficial owners for purposes of this Schedule 13G, of the securities owned directly by Fund II and the Retirement Fund; and Thomas H. Lee.

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                         The Fund:      225 Liberty Street, World Financial
                                        Center, South Tower -
                                        23rd Floor, New York, NY 10080-6123

                         Advisors I:    c/o Thomas H. Lee Company, 75 State
                                        Street, Boston, MA 02109

                         Fund II: 225 Liberty Street, World Financial Center, South Tower -
                                        23rd Floor, New York, NY 10080-6123

                         Retirement Fund:  75 State Street, Boston, MA  02109

                         Mezzanine II: 75 State Street, Boston, MA 02109

                         Thomas H. Lee:  75 State Street, Boston, MA  02109

Item 2(c)        Citizenship:

                         The Fund:    Delaware
                         Advisors I:  Massachusetts
                         Fund II:  Delaware
                         Retirement Fund:  Delaware
                         Advisors II:  Delaware
                         Mezzanine II:  Delaware
                         Thomas H. Lee:  United States

Item 2(d)       Title of Class of Securities:

                         Common Stock

Item 2(e)       CUSIP Number:

                         053323 10 1

Item 3 If Statement filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         Not Applicable

        (a)     [  ]     Broker or Dealer

        (b)     [  ]     Bank

        (c)     [  ]     Insurance Company

        (d)     [  ]     Investment Company

        (e)     [  ]     Investment Adviser

        (f)     [  ]     Employee Benefit Plan, Pension Fund or Endowment Fund

        (g)     [  ]     Parent Holding Company

        (h)     [  ]     Group


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Item 4          Ownership:

        (a)  Amount Beneficially Owned:                          -0-

        (b)  Percent of Class:                                   -0-

        (c)  Number of shares as to which such person has:

                (i)      sole power to vote or to direct the vote:
                                   -0-

                (ii)     shared power to vote or to direct the vote:  -0-

                (iii)    sole power to dispose or to direct the disposition
                         of:          -0-

                (iv)     shared power to dispose or to direct the
                         disposition of:           -0-


Item 5          Ownership of Five Percent or Less of a Class:

                The Fund and Advisors I and each of ML-Lee Acquisition Fund II, L.P., ML-Lee Acquisition Fund (Retirement Accounts) II, L.P., Thomas H. Lee Advisors II, L.P., T.H. Lee Mezzanine II, and Thomas H. Lee have ceased to be the beneficial owners of any shares of such class.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                N/A

Item 8          Identification and Classification of Members of the Group:

                N/A

Item 9          Notice of Dissolution of Group:

                N/A

Item 10         Certification:

                N/A

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       THOMAS H. LEE ADVISORS II, L.P.

                                       By:  T.H. LEE MEZZANINE II



                                       By: /s/ Thomas H. Lee
                                             Name:  Thomas H. Lee
                                             Title: Chairman


Dated:  February 13, 1997